Exhibit 99.1

BIOPHYTIS CHANGES ITS FINANCING AGREEMENT

WITH HEXAGON CAPITAL FUND TO ENSURE ITS

€2 MILLION FACILITY IS RENEWABLE

Paris (France) and Cambridge (Massachusetts, U.S.), May 27, 2026, at 11:00 p.m. – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a pioneer in the development of transformative therapies impacting longevity, provides an update on the modification of the terms of the straight bond financing facility established with Hexagon Capital Fund (“Hexagon”) on August 5, 2025, amended for the first time on February 26, 2026, and amended a second time on May 22, 2026. These changes are part of Biophytis’ strategy to optimize its financial structure and secure the resources needed to achieve its clinical ambitions.

Stanislas Veillet, CEO of Biophytis, stated: “The adjustments to our Hexagon financing facility reflect active and disciplined financial management in support of our strategy. By making this facility revolving and reducing its cost, we are giving ourselves valuable flexibility to finance our next steps under the best conditions. Biophytis is entering a pivotal period this year with the launch of our joint venture in Hong Kong, which will mark the concrete start of our Phase 3 study in sarcopenia – a world first. We are continuing our development methodically, with a sound financial structure and renewed ambition in the therapeutic potential of our drug candidate and our platform.”

Amendment to the Terms and Conditions of this Financing facility

On May 22, 2026, the Company and Hexagon again agreed to amend this financing facility.

Firstly, the financing has been structured a “revolving” credit facility: each bond repaid by the Company renews the ability to draw funds up to the same amount, with a fixed limit of a maximum of 2,000 bonds outstanding at any given time. Thus, if 2,000 bonds are issued and remain outstanding, the Company will not be able to issue any more without first redeeming some of them. This revolving mechanism provides Biophytis with greater financing flexibility, allowing it to mobilize resources in an agile manner based on the progress of its programs and the opportunities that arise.

Secondly, the annual interest rate on the bonds is reduced from 12% to 10%. This reduction in the cost of debt underscores Hexagon’s renewed confidence in the Company’s strategic roadmap.

These changes thus strengthen Biophytis’ financial visibility and allow it to move forward with greater confidence in executing its roadmap, notably the launch of its joint venture in Hong Kong for the initiation of the Phase 3 study in sarcopenia—a world first—and the preparation of the clinical program in obesity.

Reminder of the financing agreement signed in August 2025 with Hexagon

As a reminder, on August 5, 2025, Biophytis signed an issuance agreement for up to 1,000 straight bonds with a par value of €1,000 each, which may be subscribed to by Hexagon between August 5, 2025, and July 31, 2026, for a total nominal amount of €1,000,000.

On February 26, 2026, as part of its €2,000,000 fundraising and debt restructuring, announced in the press release of March 11, 2026, Biophytis signed a first amendment to this financing facility. This first amendment provided, in particular, for:

-	The increase in the total number of bonds that Hexagon may subscribe to, from 1,000 to 2,000, representing a nominal amount of 2,000,000 euros;
-	The extension of the subscription period for these bonds, from July 31, 2026, to December 31, 2027;
-	The implementation of a new bond-to-equity conversion mechanism based on a fixed subscription price of €0.05654 per share. This mechanism would only be activated upon an event of payment default and is designed to manage and limit the potential dilution resulting from the repayment of the bond debt through the issuance of new shares. Should the share price at the time of conversion be below the fixed subscription price, a customary adjustment mechanism would apply in order to preserve the economic integrity of the transaction and maintain balanced alignment among stakeholders. For example, if the Company chooses to redeem €100,000 in bond debt at a price of €0.05654 per share while the Company’s stock price is only €0.03, the resulting “compensation” claim would amount to €46,940.22, representing the value of the share differential that Hexagon would have received had the fund been able to subscribe at €0.03.

Update on the use of this financing line

Since the signing of the first amendment, this credit line has been used as follows:

			Repayment
Period	No. of OC	Value of OC	Cash	Shares issued	Financial debt (*)
Since February 2026	800	€800,000	- €	27,862,705	€409,956

* Bond debt + offset receivables

Finally, on May 26, 2026, the seventh tranche of 300 bonds was repaid by the Company in the form of a capital increase subscribed for by offsetting the bond debt as well as a portion of the offset receivable. On this occasion, 12,519,194 shares were issued to Hexagon, and a residual offset claim of €109,956 was recorded.

As of the date of this press release, Biophytis’s drawing capacity under this bond facility is €1,700,000.

The Company will make a tracking table for this financing facility available to the public on its website. This table will be updated regularly.

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About Biophytis

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age- related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Biophytis Contact

Investor relations

investors@biophytis.com

Media relations

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50